HELLER EHRMAN LLP


September 15, 2005                                                 Paul Downs
                                                  paul.downs@hellerehrman.com
                                                          Main (212) 832-8300
Via Edgarlink and Federal Express                          Fax (212) 763-7600


Securities and Exchange Commission
Division of Corporation Finance
Mail Stop - 4561
100 F Street, N.E.
Washington, DC  20549

Attention:        Ms. Barbara Jacobs and Mr. Daniel Lee


     Re: Playlogic Entertainment, Inc. Amendment No. 1 to Registration Statement on Form S-B2 filed August 31, 2005 File No. 333-126721

Dear Ladies and Gentlemen:

     By letter dated September 7, 2005 (the "Comment Letter") from the Staff of the Commission (the "Staff"), the Staff provided certain comments with respect to Amendment No. 1 to the Form S-B2 Registration Statement referred to above of Playlogic Entertainment, Inc. (the "Company"). On behalf of the Company, we are responding to the Comment Letter in the following numbered paragraph which corresponds to the paragraph number in the Comment Letter. The comment contained in the Comment Letter is reproduced in bold and italics below, and the response to the comment follows. We are hereby filing Amendment No. 2 to such Form S-B2 Registration Statement. One clean copy and one marked copy of Amendment No. 2 to the Form SB-2 indicating changes to Amendment No. 1 to the Form SB-2 are enclosed for the Staff's reference. Please note that page references in the text below are to the clean copy of Amendment No. 2.

Registration Statement on Form SB-2

General

1. We note your response to comment No. 1. Please provide us the basis for not presenting the financial information for Donar Enterprises, the entity prior to your reverse merger on June 30, 2005, for the years ended December 31, 2003 and 2004.

Amendment No. 2 to the Form SB-2 presents the financial information for Donar Enterprises for the years ended December 31, 2003 and 2004





                                            Sincerely,


                                            /s/ PAUL D. DOWNS
                                            Paul D. Downs
                                            Heller Ehrman LLP



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